NOTICE DECLARING INTENTION

TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS

("NI 44-101")

August 4, 2006

TO:

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

New Brunswick Securities Commission

Securities Division, Department of Justice – Government of Newfoundland and Labrador

Prince Edward Island - Department of Provincial Affairs and Attorney General

Registrar of Securities, Department of Justice - Government of Northwest Territories

Department of Justice, Legal Registries Division - Nunavut

Registrar of Securities - Government of Yukon

GENTRY RESOURCES LTD. (the "Corporation") intends to be qualified to file a short form prospectus under NI 44-101.  The Corporation acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Corporation's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Corporation.

GENTRY RESOURCES LTD.

Per:

“Ketan Panchmatia”

Name:

Ketan Panchmatia

Title:

VP Finance, Chief Financial Officer